Mail Stop 0306

April 19, 2005



Mr. Nathan J. Jones
Senior Vice President and Chief Financial Officer
Deere & Company
One John Deere Place
Moline, IL  61265


	RE:	Deere & Company
		Form 10-K for the fiscal year ended October 31, 2004
		File No. 1-4121

Dear Mr. Jones:


      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

	Sincerely,



	Martin F. James
	Senior Assistant Chief Accountant


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